UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 1-12474
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR
For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I — REGISTRANT INFORMATION
Torch Energy Royalty Trust
Full Name of Registrant
N/A
Former Name if Applicable
1100 North Market Street
Address of Principal Executive Office (Street and Number)
Wilmington, Delaware 19890
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
     The Torch Energy Royalty Trust (“Trust”) is unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the “Report”) for the following reasons:
The Trust could not complete the filing of the Report due to a delay in obtaining and compiling financial information required to be included in the Report, which delay could not be eliminated by the Trust without unreasonable effort and expense.
The Trust anticipates that it will be in a position to file by the fifth calendar day following the required filing date for the Report, May 16, 2011, as prescribed in Rule 12b-25.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kristin L. Moore	(302) 636-6016
(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s).
☑ Yes     ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes     ☑ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Torch Energy Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TORCH ENERGY ROYALTY TRUST

By:	Wilmington Trust Company,
not in its individual capacity but solely as
Trustee for the Trust

Date: May 17, 2011	By:	/s/ Bruce L. Bisson Bruce L. Bisson, Vice President

(The Trust has no employees, directors or executive officers.)